

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2021

William N. Johnston
Chief Financial Officer
Tuscan Gardens Senior Living Communities, Inc.
99 South New York Ave.
Winter Park, Florida 32789

> **Re: Tuscan Gardens Senior Living Communities, Inc.**
> **Offering Statement on Form 1-A**
> **Post Qualification Amendment No. 5**
> **Filed October 6, 2021**
> **File No. 024-10945**

Dear Mr. Johnston:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post Qualification Amendment No. 5 filed October 6, 2021

Management's Analysis of Financial Condition and Results of Operations, page 47

1. We note your disclosure regarding the event of default at Venetia Bay. We further note your disclosure on page 39 that Tuscan Gardens of Venetia Bay opened November 2016 and is at 87% occupancy in post-COVID lease-up. We further note Tuscan Gardens of Palm Coast, which opened November 2018 and is at 58% occupancy in post-COVID lease-up, and Tuscan Gardens of Delray Beach which opened September 2020 and is at 47% occupancy in lease-up. Please revise to describe the consequences of the event of default at Venetia Bay and update the status of the bond financing at Palm Coast and Delray Beach, which appear to have significantly lower occupancy levels than the property in default.

2. We note revised disclosure and statements on page 48 that management expects the TG

Holdco COVID-19 operational improvements to continue, but does not anticipate any distributions on the Company's investment prior to 2024 at which time the TG Holdco management forecasts indicate they would have the ability to service each of the three TG Holdco's debts and/or i) refinance the Bond Financing with lower cost debt, or ii) generate liquidity from the sale of one or all of the communities, providing free cash available for distribution to its members, which include the Company as their sole preferred member. Please revise to clarify the business purpose of the 9,991 share exchange and expected relationship between you and the affiliated properties. For example, clarify (1) if one of your key goals is to generate income from the TG Holdco properties, (2) whether the use of proceeds of this offering may include debt service or activities associated with refinancing, selling or otherwise monetizing the TG Holdco properties, including the Venetian and others that are in default or distress, and (3) the extent to which the Advisor, Sponsor, Manager and other affiliated entities divide their time among the TG Holdco properties and you, and if so the approximate percentages devoted to each.

3.   Additionally, disclose the basis for the suggestion that TG Holdco operations have improved, the basis for the belief that any such improvements would continue, and the basis for the belief that they will be able to service the debts or refinance. In this regard, clarify the status of any discussions, negotiations or expectations between the affiliated entities in default and the trustee and bondholders.

Tuscan Gardens of Venetia Bay Bond Financing, page 47

4.   We note your disclosure that as of April 1, 2021 Venetia Bay was in default of its bond financing due to it inability to pay semi-annual $1,207,406.25 interest, and $335,000 principal payments that were due on that date. It appears that Venetia Bay also defaulted on its payment due October 1, 2020, and as of March 30, 2021, had not made any payments to restore the Debt Service Reserve Fund. Please revise your disclosure to provide more detailed disclosure related to this default, including, but not limited to, the following:

- Please clarify whether the payments due for interest and principal on October 1, 2021 have been paid in full.
- Please clarify whether all payments been made to restore the Debt Service Reserve Fund.
- Please disclose the total amount currently due for principal, interest, fees, penalties and payments needed to restore the Debt Service Reserve Fund and any other required reserves.
- Please tell us how all of these amounts due are reflected in your financial statements.
- Please clarify what remedies are available to bondholders if the default is not cured.

Please also provide more detailed disclosure, as applicable, related to the default of certain financing arrangements for Tuscan Gardens of Palm Coast, as noted on page 40.

Financial Statements, page F-1

5. Please update your financial statements in accordance with Part F/S of Form 1-A.

Note 3 - Merger and Preferred Stock Interest, page F-8

6. Please revise your footnote to disclose the material terms of the Fund Preferred Shares including but not limited to the dividend rights related to those shares and whether those dividends are cumulative. In addition, please expand your disclosure on pages 35 and 36, as well as your financial statements, to clarify how "Net Liquidity Proceeds after return of capital, less Holco expenses" is determined.

Tuscan Gardens of Venetia Bay Management Company, LLC Balance Sheets, page F-34

7. We note that each of the Opco entities has a substantial rent payable to affiliate line item on its balance sheet, significantly in excess of its respective cash or current asset balance. Please revise your disclosure for each entity to provide greater insight into the collectability of these rents including why you believe these receivables are fully collectible.

General

8. We note the revised disclosure on the first page and throughout the offering circular that the offering will terminate on December 31, 2024. We note this offering statement on Form 1-A was qualified on November 25, 2019. Please tell us how the termination date complies with Rule 251(d)(3)(i)(F) or revise as appropriate.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

William N. Johnston
Tuscan Gardens Senior Living Communities, Inc.
October 25, 2021
Page 4

You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Dr. Laurence J. Pino, Esq